FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release of Relating to Repurchase of Stock of Konami Corporation, which was filed with the Tokyo Stock Exchange on March 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: March 2, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

March 2, 2009

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chief Executive Officer

Shares listed: Tokyo, New York, London and Singapore Stock Exchanges

Contact: Noriaki Yamaguchi, Representative Director and Chief Financial Officer

Tel: +81-3-5771-0222

News Release Relating to Repurchase of Stock of Konami Corporation

(Under the provisions of its Articles of Incorporation pursuant to paragraph 2, Article 165 of the Corporation Act of Japan)

TOKYO - Konami Corporation (the “Company”) hereby announces that it has repurchased the Company’s stock in accordance with the provisions of Article 156 of the Corporation Act applied after the modification by the provisions in paragraph 3, Article 165 of the Corporation Act of Japan.

The details of the stock repurchase is as follows:

Details of repurchase:

(1) Repurchased period:	From February 6, 2009 to February 28, 2009
(when agreements for purchase were entered into)

(2) Total number of shares repurchased:	838,900 shares

(3) Total repurchase price:	1,167,393,500 yen

(4) Method of repurchase:	Market purchase on the Tokyo Stock Exchange

(Reference)

1. Details of repurchase as resolved at the Board of Directors’ meeting held on February 5, 2009

(1) Type of shares to be repurchased:	Common Stock of the Company

(2) Total number of shares to be repurchased:	4 million shares (maximum)

(Percentage of total issued and outstanding shares excluding treasury stock already owned by the Company: 2.91%)

(3) Total repurchase price:	10 billion yen (maximum)

(4) Repurchasing period:	From February 6, 2009 to March 23, 2009

2. Total number and total cost of the Company’ shares repurchased under the Board of Directors’ resolution

(1) Total number of shares repurchased:	838,900 shares

(2) Total cost of repurchase:	1,167,393,500 yen

This press release is published in order to publicly announce the Company’s repurchase of its own shares and is not prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by the Company with the United States Securities and Exchange Commission, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.